

Mail Stop 4631

June 23, 2009

Via U.S. mail and facsimile

Mr. Warren Zhao
Chief Executive Officer
Tri-Tech Holding Inc.
5D, Tower A, 2 Building Business Center Jinyuan Shidai
No. 2 East Road Landianchang, Haidian District
Beijing, People's Republic of China 100097

> **RE: Tri-Tech Holding Inc.**
> **Form S-1/A filed June 8, 2009**
> **File No. 333-158393**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments.

Form S-1/A

General

1. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be paid to the placement agent has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

2. We note your response to comment 5 in our letter dated May 4, 2009. Please explain how TTII provides TTB with a "platform for international expansion and increases its ability to get involved in international business transactions." In addition, please include your responses to this comment and the prior comment 5 in an appropriate section of your prospectus.

3. We note your response to comment 8 in our letter dated May 4, 2009, and the list of factual sources you provided. Please note that we are not seeking to have every factual statement in your prospectus accompanied by a citation. However, in your prospectus, please accompany with a citation each statement that you make

regarding expectations of growth and market potential in your industry, including, for example, expectations for increased government spending and GDP growth. Please also state in the prospectus that you did not fund and were not otherwise affiliated with any of these sources.

Prospectus Summary, page 1

4. We note from your response to comment 10 in our letter dated May 4, 2009, that TTII engages in the sale of software. However, we are unable to locate the revised disclosure to which you refer us in your response. Please discuss in your summary and business discussion TTII's software sales business, location of operations, principal products and services, and other material information.

Forward-Looking Statements, page 23

5. Please delete the word "will" from your list of forward-looking terminology.

Capitalization, page 28

6. Since you have now presented financial statements for the period ended March 31, 2009, please update your capitalization table to also be as of March 31, 2009.

7. The number of as reported shares, as well as the dollar amounts of as reported shares and as reported additional paid-in capital for the minimum and maximum offerings do not agree to the amounts presented on the face of your balance sheet. Please revise accordingly.

8. We have reviewed your response to prior comment 18. Please revise to clearly show how you are arriving at the pro forma adjusted for IPO amount of additional paid-in capital in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at this amount.

Dilution, page 30

9. Since you have now presented financial statements for the period ended March 31, 2009, please update the information you have presented in this section to also be as of March 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

Critical Accounting Policies and Estimates, page 36

Revenue Recognition, page 37

10. We have reviewed your response to prior comment 23. As previously requested,
please disclose whether you assume a profit component on unapproved change
orders and if so, please tell us why you feel this is appropriate.

Accounts Receivable, page 38

11. We have reviewed your response to prior comment 24. You disclose that your
"allowances for doubtful accounts during the years ended December 31, 2008,
2007 and the quarter ended March 31, 2009 amounted to $22,935, $456 and
$10,178, respectively." Per the face of your balance sheets, the allowances for
doubtful accounts during the years ended December 31, 2008, 2007 and the
quarter ended March 31, 2009 actually amounted to $62,286, $39,351 and
$72,452, respectively. Please revise.

Results of Operations, page 42

12. You present in a table and discuss in your MD&A your pro forma results of
operations as though the Yanyu acquisition had occurred on January 1, 2007.
Please remove any pro forma presentations or discussions of these pro forma
amounts below cost of revenues because they cannot meaningfully or accurately
depict what operating results would have been had the transaction occurred at the
earlier date.

13. You have disclosed two different explanations regarding the change in revenues
under two separate revenue headings. Please revise so you have one consolidated
explanation pertaining to the change in revenues.

14. We have reviewed your response to prior comment 25. Your disclosure does not
clearly discuss the business reasons for the changes between periods in revenues,
gross profit and income before income taxes for your Wastewater and Tail Gas
Treatment segment. Please enhance your disclosure to discuss why this segment
"had significant growth from top to bottom," and attempt to quantify the
incremental impact of each individual business reason discussed on the overall
change in the line item. See Item 303(a)(3) of Regulation S-K.

<u>Quantitative and Qualitative Disclosure about Market Risk, page 49</u>

<u>Taxation, page 50</u>

15. Your statement in the first full paragraph on page 50 that "<u>Tranhold</u> and Yanyu are currently subject to the enterprise income tax of 25% but 15% before" appears inconsistent with your statement in the second full paragraph on page 71 that "[a]s of the date of this prospectus, TTB and <u>Tranhold</u> held active [qualifying high-technology enterprise] Certificates…." Please revise accordingly.

<u>Recent Accounting Pronouncements, page 50</u>

16. We have reviewed your response to prior comment 61. Your disclosure here and on page F-16 regarding SFAS 157 appears to be inconsistent. Please revise your disclosure here that you "are currently evaluating the impact that the adoption of this statement will have on [your] consolidated financial position, results of operations or cash flows" to reflect the disclosure you present on page F-16.

<u>Our Business, page 53</u>

<u>Principal Suppliers, page 59</u>

17. We note your response to comment 27 in our letter dated May 4, 2009. Please discuss the availability of your component materials. If, for example, the suppliers that you list on page 59 are unable or unwilling to supply you with your requisite materials, do you have sufficient alternative sources for these materials, or are such materials otherwise widely available?

<u>Management, page 73</u>

<u>Employment Agreements, page 75</u>

18. We note your response to comment 39 in our letter dated May 4, 2009. Please disclose the date on which your employment agreement with Mr. Zhao commenced.

<u>Description of Share Capital, page 81</u>

<u>Limitations on Transfer of Shares, page 81</u>

19. We note your response to comment 43 in our letter dated May 4, 2009. Please define "share transfer" and discuss the practical effects of a share transfer not being registered.

<u>Financial Statements as of December 31, 2008 for Tri-Tech Holding, Inc., page F-1</u>

<u>General</u>

20. Please revise your financial statements and disclosures to retrospectively apply SFAS 160 for all periods presented. Refer to paragraph 5 of SFAS 160. Also, ensure your disclosures regarding SFAS 160 are consistent throughout your filing.

21. We have reviewed your response to prior comment 50. Since you do not allocate a portion of your depreciation and amortization to cost of revenues, please revise your description of cost of revenues on the face of your statements of income and other comprehensive income and elsewhere throughout the filing to read somewhat as follows: "Cost of revenues (exclusive of depreciation and amortization shown separately below)." Please also remove the gross profit subtotal and any related discussions throughout the filing. See SAB Topic 11:B.

22. We have reviewed your response to prior comment 54 and have the following additional comments:

   • Please disclose in your Form S-1/A information similar to what you provided us in your response regarding how your accounting for the return of the shares held in escrow to the founders will be reflected in your financial statements.

   • Please revise your presentation on the face of the balance sheet to disclose that you have 340,000 shares held in escrow and refer to the note that discusses in greater detail these shares.

   • In addition, it does not appear that your response addressed your EPS computations as we requested. Please note that while the shares held in escrow are legally outstanding, they are treated similar to contingently issuable shares for EPS purposes. As such, you should not include the shares held in escrow in the denominator in the basic EPS computation. Also, you should not include the shares held in escrow in the denominator in the diluted EPS computation until you have met the requirements set forth in paragraph 30 of SFAS 128. Please revise or advise.

<u>Consolidated Statements of Shareholders' Equity, page F-5</u>

23. It is not clear why you have presented the issuance of 1,777,500 shares during the year ended December 31, 2007 on a separate line item instead of including these shares on the line item related to the acquisition of your subsidiary. Please advise or revise.

Note 1 – Background, page F-7

Reorganization and Acquisition, page F-7

24. We have reviewed your response to prior comment 52. It is not clear how you have met the disclosure requirements set forth in paragraphs C4(c) and C5(b) and (c) of FSP FAS 140-4 and FIN 46(R)-8. Please revise or advise.

25. We have reviewed your response to prior comment 56. You referenced SFAS 141(R) to support your conclusion that TTII was the accounting acquirer in the December 31, 2007 sales and purchase agreement with certain existing shareholders of Yanyu. Please note that SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, SFAS 141(R) was not effective for the Yanyu transaction. With reference to paragraphs 15-19 of SFAS 141, please provide us with your basis that TTII was the accounting acquirer. In addition, please tell us what accounting literature you referenced to support retroactive inclusion of Yanyu in your financial statements for periods prior to the December 31, 2007 acquisition date.

26. We have reviewed your response to prior comment 58. Since there does not appear to be a direct ownership interest in the VIEs, it is not yet clear to us why you have not eliminated the equity of both VIEs in its entirety and reclassified as noncontrolling interest beginning on November 28, 2008. Please revise your disclosure in the filing to clarify this and supplementally provide us with a more detailed analysis. In addition, it does not appear that you have revised your disclosures to indicate that TTB is entitled to 90% of the profit that Yanyu private shareholders would receive in the absence of the control agreements. For example, you disclose on page 38 that you "will ultimately receive 90% of each of Yanyu's and Tranhold's net income…" Please revise accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-10

27. We have reviewed your response to prior comment 59. As noted in your response, please enhance your disclosure of the types of amounts you include in the cost of revenues line item to include inbound freight charges, purchasing and receiving costs and inspection costs.

Recently Issued Accounting Pronouncements, page F-16

28. You disclose that you believe the adoption of SFAS 160 will not materially impact your financial statements. In addition, you disclose on page 51 that you are currently evaluating the requirements of SFAS 160 and have not yet determined the impact on your financial statements. Since SFAS 160 was effective for you beginning January 1, 2009, please revise your disclosures to

state that you have adopted SFAS 160 and retrospectively applied the presentation and disclosure requirements of SFAS 160 as described in paragraph 5.

Financial Statements as of December 31, 2008 for Tri-Tech International Investment Inc., page F-28

General

29. It is not clear why you have presented financial statements related to your wholly-owned subsidiary, Tri-Tech International Investment, Inc., which you have consolidated in Tri-Tech Holding, Inc.'s financial statements. In addition, the header to the footnotes of these financial statements refers to Tri-Tech Holding, Inc. Also, it does not appear that you have included an audit report for these financial statements. Please advise.

Financial Statements as of March 31, 2009 for Tri-Tech Holding Inc., page F-51

General

30. Please address the above comments in your interim filings as well, as applicable.

Consolidated Balance Sheets, page F-52

31. Please revise your presentation of shareholders' equity to separately disclose total shareholders' equity attributable to Tri-Tech Holding, Inc. and your noncontrolling interests. You should then present an aggregate total of all shareholders' equity. Refer to paragraphs 26 and A3 of ARB 51, as amended by SFAS 160.

Consolidated Statements of Income and Other Comprehensive Income, page F-53

32. You present line items titled net income before noncontrolling interests income and noncontrolling interests income before your presentation of net income. Please revise your presentation to present the line items in the order of net income, noncontrolling interests income and then net income attributable to Tri-Tech Holding, Inc. See paragraph A4 of ARB 51, as amended by SFAS 160.

33. Please help us understand how you determined the amount of income attributable to noncontrolling interests, such as the SOE shareholder of Yanyu, of $425 for the three months ended March 31, 2009.

34. Please revise your presentation to separately disclose comprehensive income attributable to Tri-Tech Holding, Inc. and comprehensive income attributable to noncontrolling interests. See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160.

Consolidated Statements of Shareholders' Equity, page F-54

35. It is not clear why there is no foreign currency translation adjustment attributable to noncontrolling interests. Does Yanyu have foreign currency translation adjustments in its financial statements prepared with US dollars as the reporting currency? If so, why is not a portion of these amounts attributed to noncontrolling interests? Please tell us how you concluded your presentation was appropriate based on the guidance set forth in SFAS 160.

Consolidated Statements of Cash Flows, page F-55

36. Please begin with net income instead of net income attributable to Tri-Tech Holding, Inc. when reconciling to net cash provided by operating activities. See paragraphs 28 and 29 of SFAS 95.

Item 17. Undertakings, page II-2

37. We note your response to comment 3 in our letter dated May 4, 2009. Please clarify in your undertaking that you will file a post-effective amendment to include any financial statements required by Form 10-K "at the start of any delayed offering or throughout a continuous offering." See Item 512(a)(4) of Regulation S-K.

Signatures, page II-4

38. Supplementally, please clarify whether your authorized representative in the United States has signed the registration statement. If not, please have this representative sign the registration statement. See Instruction 1 to Form S-1 regarding signatures.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Warren Zhao
Tri-Tech Holding Inc.
June 23, 2009
Page 9

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Bradley A. Haneberg, Esq.
       Kaufman & Canoles, P.C.
       Three James Center
       1051 East Cary Street, 12th Floor
       Richmond, VA 23219